July 29, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Re: Pepco Holdings, Inc., Conectiv and Potomac Electric Power Company
and their subsidiary companies (collectively, the "Applicants")


Ladies and Gentlemen:

This opinion is furnished to the Securities and Exchange Commission (the "Commission") in connection with the joint filing with the Commission of the Application-Declaration on Form U-1 under the Public Utility Holding Company Act of 1935, as amended (the "Act") (File 70-9947) (the "Application") of (i) Pepco Holdings, Inc. ("PHI" or "Pepco Holdings"), (ii) Potomac Electric Power Company ("Pepco"), (iii) Edison Capital Reserves Corporation, (iv) POM Holdings, Inc., Potomac Capital Investment Corporation, American Energy Corporation, Edison Place, LLC, PCI Energy Corporation, Pepco Enterprises, Inc., Energy and Telecommunications Services, LLC, Severn Cable LLC, Severn Construction, LLC, W.A. Chester, LLC, W.A. Chester Corporation, Pepco Technologies, LLC, Potomac Capital Markets Corporation, Potomac Harmans Corporation, Potomac Capital Joint Leasing Corporation, PCI Holdings, Inc., Potomac Delaware Leasing Corporation, PCI Nevada Investments, Potomac Leasing Associates, LP, Pepco Energy Company, Harmans Building Associates, PepMarket.com, Pepco Energy Services, Inc., Pepco Building Services, Inc., MET Electrical Testing Company, Inc., Substation Test Company, Inc., Engineered Services, Inc., G&L Mechanical Services, Inc., Unitemp, Inc., Seaboard Mechanical Services, Inc., PES Home Services of Virginia, Potomac Power Resources, Inc., PES Landfill Gas Corporation, PCI Air Management Corporation, Potomac Aircraft Leasing Corporation, Potomac Nevada Corporation, Potomac Nevada Leasing Corporation, Potomac Equipment Leasing Corporation, Potomac Nevada Investment, Inc., Friendly Skies, Inc., and PCI Engine Trading, Ltd. (collectively, the "Pepco Companies"), and (v) Conectiv and its subsidiaries, ATE Investment, Inc., ATS Operating Services, Inc., Atlantic City Electric Company, Atlantic Generation, Inc., Atlantic Jersey Thermal Systems, Inc., Atlantic Southern Properties, Inc., Binghamton General, Inc., Binghamton Limited, Inc., Conectiv Atlantic Generation, L.L.C., Conectiv Bethlehem, Inc., Conectiv Communications, Inc., Conectiv Delmarva Generation, Inc., Conectiv Energy Holding Company

("CEH"), Conectiv Energy Supply, Inc., Conectiv Mid-Merit, Inc., Conectiv Operating Services Company, Conectiv Pennsylvania Generation, Inc., Conectiv Properties and Investments, Inc., Conectiv Resource Partners, Inc., Conectiv Services, Inc., Conectiv Solutions LLC, Conectiv Thermal Systems, Inc., DCI II, Inc., DCTC-Burney, Inc., Delmarva Power & Light Company ("Delmarva"), King Street Assurance Ltd., Pedrick Gen., Inc., Vineland Limited, Inc., Vineland General, Inc., Conectiv Plumbing, L.L.C. (collectively, the "Conectiv Companies").

As counsel for Conectiv, I deliver this opinion to you for filing as Exhibit F-3 to the Application-Declaration referenced above. Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Application.

The Application seeks the authorization and approval of the Commission with respect to ongoing financing activities, the provision of guarantees, and other matters pertaining to Pepco Holdings and its subsidiaries after giving effect to the Merger[1] and registration of Pepco Holdings as a holding company. Specifically, the Application seeks, among other things, the following authorizations and approvals of the Commission (collectively, "Transactions"):

- Authorization for financing transactions for the period beginning with the effective date of an order issued pursuant to this filing and continuing to and including June 30, 2005 (the "Authorization Period");

- Authorization for aggregate financing request in the amount of $3.5 billion representing financing authorizations relating to equity securities, preferred securities and debt securities, of which no more than $2.5 billion will be short-term debt outstanding at any point in time and of which no more than $1.5 billion will be used to provide external Genco financing;

- Issuance of long-term debt securities and preferred securities by Pepco in an aggregate amount not to exceed $800 million during the Authorization Period and the issuance of short-term debt securities by Pepco and Delmarva in amounts not to exceed $300 million and $275 million, respectively, outstanding at any time during the Authorization Period;

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[1] The term Merger refers to the proposed acquisition of Pepco, a public utility company, and Conectiv, a registered public utility holding company. Pursuant to an Application submitted in SEC File No. 70-9913, Applicants propose that upon the satisfaction of certain conditions, including receipt of all necessary regulatory approvals, Pepco and Conectiv will become subsidiaries of PHI, headquartered in Washington, DC.

- Issuance of up to 20 million shares of common stock under stock purchase/dividend reinvestment plans and stock-based management incentive and employee benefit plans pursuant to Sections 6(a) and 7 of the Act;

- Issuance by Pepco Holdings, Pepco, CEH, Conectiv and the Nonutility Subsidiaries of guarantees in an aggregate amount not to exceed $3.5 billion outstanding at any time;

- Authorization and approval of intrasystem guarantees, the formation and operation of the Pepco Holdings System money pool ("Money Pool") and the payment of dividends out of capital or unearned surplus by Conectiv, ACE and Delmarva; and

- Use of the proceeds of financings in an amount not to exceed 100% of Pepco Holdings' consolidated retained earnings plus $3.5 billion for investments in EWGs and FUCOs.

I am General Counsel to Conectiv and have acted as such in connection with the filing of the Application. I am a member of the bar of the State of Delaware, the state in which Conectiv and certain of the other utility and nonutility subsidiaries are formed or incorporated or qualified to do business. I am also a member of the bar of the Commonwealth of Virginia, a state in which Delmarva is also incorporated and in which certain of the other subsidiaries named in the Application are authorized to do business. I am not a member of the bars of the States of New Jersey (in which Atlantic City Electric Company, a subsidiary of Conectiv, is incorporated) or Maryland or the Commonwealth of Pennsylvania, states in which certain of the other subsidiaries named in the Application are incorporated or qualified to do business. I do not hold myself out as an expert in the laws of any state other than Delaware or Virginia, although I have consulted and will consult with counsel to Conectiv who are experts in such laws. For purposes of this opinion, to the extent I deemed necessary, I have relied on advice from counsel employed or retained by Conectiv who are members of the bars of the States of Maryland and New Jersey and the Commonwealth of Pennsylvania.

In connection with this opinion, I or attorneys in whom I have confidence, have examined originals or copies certified or otherwise identified to my satisfaction of such corporate records of PHI and the Conectiv Companies, certificates of public officials, certificates of officers and representatives of PHI and the Conectiv Companies, and other documents as I have deemed necessary in order to render the opinions hereinafter set forth.

In such examination, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to the original documents of all documents submitted to us as copies. As to any facts material to our opinion, I have, when relevant facts were not independently established, relied upon the aforesaid agreements, instruments, certificates and documents.

The opinions expressed below are subject to the following assumptions, qualifications, limitations, conditions and exceptions:

a.	The Transactions shall have been duly authorized and approved, to the extent required by the governing corporate documents and applicable state or commonwealth laws, as the case may be, by the Board of Directors of the appropriate Conectiv Company.
b.	All required approvals, authorizations, consents, certificates, rulings and orders of, and all filings and registrations with, all applicable federal and state commissions and regulatory authorities with respect to the Transactions shall have been obtained or made, as the case may be, and shall have become final and unconditional in all respects and shall remain in effect (including the approval and authorization of the Commission under the Act) and such Transactions shall have been accomplished in accordance with all such approvals, authorizations, consents, certificates, orders, filings and registrations.
c.	The Commission shall have duly entered an appropriate order with respect to the Transactions as described in the Application, granting and permitting the Application to become effective under the Act and the rules and regulations thereunder.
d.	A registration statement shall have been declared effective under the Securities Act of 1933 or an exemption from registration shall be applicable under such Act with respect to any securities to be issued in a Transaction and no stop order shall have been entered by the Securities and Exchange Commission with respect thereto.
e.	The parties shall have obtained all consents, waivers and releases, f any, required for the transactions under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.
f.	No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed herein.

Based on the foregoing, and subject to the assumptions and conditions set forth herein,
I am of the opinion that when the Commission has taken the action requested in the Application:

11	The laws of the state of Delaware applicable to the proposed Transactions will have been complied with; however, I express no opinion as to the need to comply with state blue sky laws.	
2.	Each of the Conectiv Companies is a corporation validly organized, duly existing and in good standing in their respective states or jurisdictions of incorporation.	
3.	The various debt instruments and guarantees to be issued by a Conectiv Company as part of the Transactions indicated above will be valid and binding obligations of such Conectiv Company in accordance with the terms of such instruments and guarantees, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws from time to time in effect affecting the enforceability of creditors' rights generally and to general principles of equity (including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing) regardless of whether considered in a proceeding in equity or at law; and	
4.	The consummation of the Transactions will not violate the legal rights of the holders of any securities issued by a Conectiv Company..	

I hereby consent to the use of this opinion as an exhibit to the Application.

Very truly yours,

Peter F. Clark